

March 28, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     ARK ETF Trust
        Issuer CIK:      0001579982
        Issuer File Number:   333-191019 / 811-22883
        Form Type:    8-A12B
        Filing Date:    March 28, 2025


To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the ARK Fintech Innovation ETF, ARK Innovation ETF and ARK Next Generation Internet ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications